April 7, 2020

Cameron McAulay
Chief Financial Officer
Transphorm, Inc.
75 Castilian Drive
Goleta, CA 93117

       Re: Transphorm, Inc.
           Form 8-K
           Filed February 14, 2020
           File No. 000-55832

Dear Mr. McAulay:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing